                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                         Nicollet Process Engineering, Inc.
-------------------------------------------------------------------------------
                                 (Name of Issuer)


                             Common Stock, No Par Value
-------------------------------------------------------------------------------
                           (Title of Class of Securities)


                                     654085109
-------------------------------------------------------------------------------
                                   (CUSIP Number)


                          Gary S. Kohler, Vice President
                         Okabena Investment Services, Inc.
                                5140 Norwest Center
                90 South Seventh Street, Minneapolis, MN 55402-4139
                                  (612) 339-7151
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              (Name, Address and Telephone Number of Person Authorized
                      to receive Notices and Communications)
                                December 18, 1996
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                  Page 1 of 5 Pages

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CUSIP No.  654085109
------------------------------------------------------------------------------
    (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         Okabena Partnership K, a Minnesota general partnership 41-1642281
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    (2)  Check the Appropriate Box if a Member of a Group
                                                 (a)       [   ]
                                                 (b)       [ X ]
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    (3)  SEC Use Only

------------------------------------------------------------------------------
    (4)  Source of Funds

         WC
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    (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
                                                           [   ]
         N/A
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    (6)  Citizenship or Place of Organization

         Minnesota
------------------------------------------------------------------------------
Number of     (7)  Sole Voting Power        215,000   shares
Shares Bene-  ----------------------------------------------------------------
 ficially     (8)  Shared Voting Power          -0-   shares
Owned by      ----------------------------------------------------------------
Each Report-  (9)  Sole Dispositive Power   215,000   shares
 ing Person   ----------------------------------------------------------------
  With        (10) Shared Dispositive Power     -0-   shares
------------------------------------------------------------------------------
    (11) Aggregate Amount Beneficially Owned by Each Reporting Person

         215,000 shares
------------------------------------------------------------------------------
    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                           [   ]
         N/A
------------------------------------------------------------------------------
    (13) Percent of Class Represented by Amount in Row (11)
                         6.4%
------------------------------------------------------------------------------
    (14) Type of Reporting Person (See Instructions)

         PN



                               Page 2 of 5 pages


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ITEM 1.  SECURITY AND ISSUER

              The class of equity securities to which this statement relates is the common stock, without par value (the "Common Stock"), of Nicollet Process Engineering, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 420 North Fifth Street, Suite 1040, Minneapolis, MN 55410.

ITEM 2.  IDENTITY AND BACKGROUND

              (a) - (c). This statement is being filed by Okabena Partnership K, a Minnesota general partnership (the "Reporting Person"). Its principal business is investment. Okabena Investment Services, Inc., a Minnesota corporation, provides investment supervisory and portfolio mangement to the clients of Okabena Company, a private holding company, including acting as the managing partner of the Reporting Person. Their principal offices are located at 5140 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55402-4139.

              (d) and (e). During the last five years, neither the Reporting Person nor any person listed on Exhibit A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f) U.S.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Working capital

ITEM 4.  PURPOSE OF TRANSACTION

              For investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

              (a) and (b) See Schedule 13D cover page, rows (7) through (11) inclusive and (13). The Issuer's definitive Schedule 14A filed with the Securities and Exchange Commission on December 13, 1996 indicated that it had 3,346,305 shares of Common Stock outstanding on November 29, 1996.

              (c) The Reporting Person engaged in the following open market transactions as set forth below:






                                  Page 3 of 5 pages

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         Date/Type of Transaction          Shares           Price Per Share
         ------------------------          ------           ---------------
            3-18-96  Purchase              82,000              $4.625
            6-14-96  Sale                  12,000                4.50
            9-25-96  Purchase              80,000                2.625
           12-17-96  Purchase              15,000                1.563
           12-18-96  Purchase              50,000                2.125
                     Net Position         -------
                                          215,000

              (d) Except as set forth herein, there have been no other transactions in the Common Stock of the Issuer effected during the last sixty days by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A: Additional Item 2 information concerning the general partners of the Reporting Person.



                             Page 4 of 5 pages

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                                      SIGNATURE

              After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: December 26, 1996                OKABENA PARTNERSHIP K
                                  By: Okabena Investment Services, Inc.
                                         Its Managing Partner

                                  By:  /s/ Gary S. Kohler
                                       ---------------------------------
                                       Gary S. Kohler, Vice President




                                  Page 5 of 5 pages
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                                   EXHIBIT A

    Set forth below is the name and business occupation of each general partner of Okabena Partnership K. The business address for each person or entity listed is c/o Okabena Investment Services, Inc., 5140 Norwest Center, Minneapolis, MN 55402-4139. See Item 2(d), (e), and (f) of this Schedule 13D Statement for additional information concerning these general partners.

         Name of Partner                      Occupation
         ---------------                      ----------

         Lucy J. Dayton                       Private Investor

         Chadwick Foundation                  N/A

         Christopher B. Dayton                Private Investor

         Martha B. Dayton                     Private Investor

         Michael K. Dayton                    Private Investor

         James G. Dayton                      Architect

         Tobin J. Dayton                      Student

         Mae F. Dayton                        Private Investor

         Scott N. Dayton                      Retailer

         Chadwick L. Dayton                   Student

         Whitney L. Dayton                    Minor

         Edward N. Dayton                     Private Investor

         Robert J. Dayton                     Chief Executive Officer
                                              (Okabena Co. - Family Office)

         John W. Dayton                       Business Owner

         Sherry Ann Dayton                    Private Investor

         Joan L. Dayton                       Private Investor

         Rebecca H. Dayton                    Private Investor

         Arlene J. Dayton                     Private Investor

         Virginia Y. Dayton                   Private Investor

         Bruce B. Dayton                      Private Investor

         Mark B. Dayton                       Private Investor

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         Brandt N. Dayton                     Private Investor

         Christian B. Dayton                  Therapist

         Lucy B. Dayton                       Veterinarian

         Anne D. Buxton                       Private Investor

         Wallace C. Dayton                    Private Investor

         Mary Lee Dayton                      Private Investor

         Sally D. Clement                     Therapist

         Stephen M. Clement III.              Educator

         Ellen D. Sturgis                     Private Investor

         Sheldon S. Sturgis                   Business Owner

         Katherine D. Nielsen                 Private Investor

         Stuart A. Nielsen                    Artist

         Elizabeth D. Dovydenas               Private Investor

         K. N. Dayton                         Private Investor

         Oakleaf Foundation                   N/A

         Julia W. Dayton                      Private Investor

         Judson N. Dayton                     Private Investor

         Elisabeth J. Dayton                  Private Investor

         Duncan N. Dayton                     Real Estate Developer

         Katharine L. Kelly                   Private Investor

         Douglas J. Dayton                    Private Investor

         Meadowood Foundation                 N/A

         David D. Dayton                      Business Owner

         Vanessa D. Dayton                    Pathologist

         Steven J. Melander-Dayton            Private Investor

         Bruce C. Dayton                      Student

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         Lynn B. Dayton                       Student

         Marina B. Dayton                     Minor

         Alexander B. Dayton                  Minor

         Charles Benning Dayton               Minor

         Jackson Gardiner Dayton              Minor

         Margaret Bliss O'Keefe               Minor

         Angus Dayton O'Keefe                 Minor

         Catherine Greer O'Keefe              Minor

         Nicholas Sherman Buxton              Minor

         Henry M. Buxton                      Minor

         Theodore D. Clement                  Minor

         Winston W. Clement                   Minor

         Matthew D. Sturgis                   Minor

         Katherine L. Sturgis                 Minor

         Rosamond G. Sturgis                  Minor

         Samuel D. Richardson                 Minor

         Olivia Maren Nielsen                 Minor

         Joyce D. Dovydenas                   Minor

         Elena L. Dovydenas                   Minor

         Caroline Avery Dayton                Minor

         Davis Winton Dayton                  Minor

         Isaac N. Dayton                      Minor

         Caleb F. Dayton                      Minor

         Dorothy J. Melander-Dayton           Minor

         Adele Marie Melander-Dayton          Minor

         Bruce C. Lueck                       President
                                              Okabena Investment Services, Inc.
                                              (Registered Investment Advisor)

         Gary S. Kohler                       Vice President
                                              Okabena Investment Services, Inc.
                                              (Registered Investment Advisor)